Exhibt 99.2

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company”)

810 - 789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

February 25, 2021

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On February 25, 2021, the Company announced it has entered into a definitive agreement with HSCP, LLC (the “Seller” a subsidiary of Acreage Holdings Inc. (“Acreage”)), pursuant to which a newly incorporated subsidiary of the Company, RWB Florida LLC will purchase all of the issued and outstanding shares of Acreage Florida, Inc. from the Seller.

Item 5Full Description of Material Change

5.1Full Description of Material Change

Please see the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director  and CFO

Phone:  604‐687‐2038

Item 9Date of Report

March 5, 2021